UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Argo 3rd Quarter Results dated 20 November 2024

Press Release

20 November 2024

Argo Blockchain plc

("Argo" or "the Company")

Q3 2024 Results (Unaudited)

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK), a global leader in cryptocurrency mining, announces its unaudited financial results for the quarter ended 30 September 2024. All $ amounts are in United States Dollars ("USD") unless otherwise stated.

Q3 2024 Financial Highlights:

●     Revenue of $7.5 million and $36.7 million for the three and nine months ended 30 September 2024, respectively, compared to $10.4 million and $34.4 million for the prior year periods
●     Total Bitcoin ("BTC") mined in the quarter was 123, or 1.3 BTC per day
●     Mining margin percentage of 8% and 33% for the three and nine months ended 30 September 2024, respectively, compared to 58% and 47% for the prior year periods. The prior year periods benefited from significant power credits due to economic curtailments
●     Net loss of $6.3 million and $39.2 million for the three and nine months ended 30 September 2024, respectively, compared to net loss of $9.9 million and $26.1 million for the prior year periods.
●     Adjusted EBITDA of negative $2.1 million and positive $3.9 for the three and nine months ended 30 September 2024, respectively, compared to positive EBITDA of $2.4 million and $5.2 million for the prior year periods.
●     The Company ended the quarter with cash of $2.5 million and held four BTC or BTC Equivalent.
●     Reduced debt by $12.4 million during the quarter, including the full repayment of the Galaxy loan.

Post-period Updates:

●     On 11 October 2024, the Company announced that the class action lawsuit, Murphy vs. Argo Blockchain plc et al, filed in the Eastern District of New York on 26 January 2023, and transferred to the Southern District of New York on 4 August 2023, was dismissed on 9 October 2024, with prejudice and without leave to amend.
●     On 7 November 2024, the Company announced that it has entered a non-binding letter of intent ("LOI") with BE Global Development Limited ("BE"), a specialist in High Performance Computing (HPC) solutions, to explore a significant expansion at the Company's owned and operated Baie-Comeau facility.
●     On 7 November 2024, despite ongoing discussions with Galaxy to renew the Company's current hosting agreement at Helios, the Company was informed by Galaxy that it did not intend to renew the contract beyond the current end date of 28 December 2024, as such we are currently in discussions regarding our miners located at Helios.

Management Commentary:

Thomas Chippas, Chief Executive Officer of Argo, said: "The third quarter was a difficult quarter for BTC miners, including Argo. It is positive that we have seen improvement in BTC mining economics in October, as noted in our October Operations Update, and that this has continued into November which has also been strong. The High Performance Computing hosting opportunity at our Baie Comeau facility is exciting and demonstrates our ability to diversify our capabilities beyond BTC into the growing AI computational market. At this juncture for the industry, we are keenly focused on growth opportunities that play to our deep expertise."

Earnings Conference Call

Argo will host a conference call to discuss its results at 10:00 ET / 15:00 GMT today, Wednesday 20 November 2024. The live webcast of the call can be accessed via the Investor Meet Company platform.

Investors can sign up to Investor Meet Company and add Argo Blockchain via the following link: https://www.investormeetcompany.com/argo-blockchain-plc/register-investor

Investors already following Argo Blockchain on the Investor Meet Company platform will be invited automatically.

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F.

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin and Adjusted EBITDA are financial measures not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin and Adjusted EBITDA have limitations as analytical tools. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. Further, Adjusted EBITDA removes such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. These measures should not be considered as an alternative to gross margin or net income/(loss), as applicable, determined in accordance with IFRS, or other IFRS measures. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our gross margin or net income/(loss), as applicable, as determined in accordance with IFRS.

GROUP STATEMENT OF COMPREHENSIVE INCOME

Figures in '000 except per share	Three Months Ended September 30, 2024	Three Months Ended September 30, 2023	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2023
	$	$

Revenues	7,458	10,407	36,713	34,403
Direct costs	(6,891)	(4,344)	(24,660)	(18,153)
Mining margin	567	6,063	12,053	16,250
Depreciation of mining equipment	(2,252)	(6,181)	(11,919)	(18,228)
Change in fair value of digital currencies	(15)	(635)	(40)	(146)
Gross profit (loss)	(1,700)	(753)	94	(2,124)

Operating costs and expenses	(2,871)	(3,079)	(8,680)	(10,942)
Restructuring and transaction related fees	(291)	(1,526)	(1,409)	(2,925)
Foreign exchange	(299)	(144)	(293)	1,259
Loss on hedging	(90)	-	(487)	-
Depreciation/amortisation	(216)	(528)	(664)	(1,179)
Share based compensation	1,181	(920)	(2,413)	(2,809)
Operating profit (loss)	(4,286)	(6,950)	(13,852)	(18,720)

Gain on sale of subsidiary (Mirabel)	-	-	3,528	-
Gain on disposal of fixed assets	-	-	(429)	-
Finance costs	(1,444)	(2,763)	(5,741)	(9,100)
Impairment of intangible assets	(288)	-	(514)	-
Impairment of PPE	(438)	-	(22,450)	-
Other income	178	75	631	75
Equity accounted loss from associate	-	(259)	-	(717)
Profit/(loss) before taxation	(6,278)	(9,897)	(38,827)	(28,462)

Tax credit / (expense)	-	-	(340)	2,321

Profit/(loss) after taxation	(6,278)	(9,897)	(39,167)	(26,141)

Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
Currency translation reserve	-	699	-	(863)
Total other comprehensive income (loss), net of tax	-	699	-	(863)
Total comprehensive loss attributable to the equity holders of the Company	(6,278)	(9,198)	(39,167)	(27,004)
Earnings per share attributable to equity owners	617,186	523,450	589,644	493,201
Basic loss per share	(0.01)	(0.02)	(0.07)	(0.05)

The income statement has been prepared on the basis that all operations are continuing operations.

GROUP STATEMENT OF FINANCIAL POSITION

	As at September 30, 2024	As at December 31, 2023
Figures in '000	$	$

ASSETS
Non-current assets
Investments at fair value through profit or loss	394	400
Intangible fixed assets	239	888
Property, plant and equipment	23,324	59,728
Total non-current assets	23,957	61,016

Current assets
Cash and cash equivalents	2,524	7,443
Trade and other receivables	2,970	3,835
Digital assets	12	385
Assets held for sale	-	3,261
Total current assets	5,506	14,924

Total assets	29,463	75,940

EQUITY AND LIABILITIES
Equity
Share Capital	842	712
Share Premium	224,189	209,779
Share based payment reserve	13,497	12,166
Currency translation reserve	(31,507)	(30,129)
RSU/PSU Reserve	3,832	-
Accumulated surplus / (deficit)	(230,628)	(192.370)
Total equity	(19,775)	158

Current liabilities
Trade and other payables	8,963	11,175
Loans and borrowings	1,219	14,320
Corporation Tax	423	-
Liabilities held for sale	-	2,090
Total current liabilities	10,605	27,585
Non-current liabilities
Issued debt - bond	38,633	38,170
Loans	-	10,027
Total liabilities	38,633	48,197

Total equity and liabilities	29,463	75,940

GROUP STATEMENT OF CASH FLOWS

	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2023
Figures in '000	$	$
Cash flows from operating activities
Loss before tax	(38,671)	(28,462)
Adjustments for:
Depreciation/Amortisation	12,582	19,407
Foreign exchange	9	(1,259)
Fair value change in digital assets through profit or loss	40	635
Revenue from digital assets	(36,713)	-
Impairment of Intangible assets	515	-
Impairment of Tangible assets	22,450	-
Realised loss in digital assets	-	(489)
Loss on hedging	397	-
Finance cost	5,740	9,100
Proceeds from Sale of Digital Assets	37,046	-
Interest Income	(308)	-
Share of equity accounted loss from associate	-	717
Share based compensation	2,414	2,809
Gain on Disposal of fixed assets	429
Gain on sale of subsidiary	(3,397)	-
Cash flow from operating activities before working capital changes	2,533	2,458

Working capital changes:
Increase in trade and other receivables	457	(4,532)
Decrease in trade and other payables	(2,013)	(117)
Income taxes paid	-	306
Net cash used in operating activities	977	(1,885)

Investing activities
Interest received	308	-
Proceeds from sale of tangible fixed assets	894	(1,590)
Proceeds from sale of intangibles and investments	6,119	989
Net cash used in investing activities	7,321	(601)

Financing activities
Proceeds from borrowing	-	811
Increase in loans	1,026	-
Loan repayments	(26,393)	(8,417)
Interest paid	(4,639)	(8,015)
Proceeds from shares issued - net of issue costs	17,677	7,518
Net cash generated used in financing activities	(12,329)	(8,103)

Net decrease in cash and cash equivalents	(4,031)	(10,589)
Effect of foreign exchange on cash	(888)	(1,516)
Cash and cash equivalents, beginning of period	7,443	20,092
Cash and cash equivalents at end of period	2,524	7,987

The table below reconciles Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure, for the three months ended 30 September 2024 and three months ended 30 September 2023.

	Three Months Ended September 30, 2024	Three Months Ended September 30, 2023	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2023
Figures in '000	$	$	$	$

Net income/(loss)	(6,278)	(9,897)	(39,167)	(26,141)

Interest expense	1,444	2,763	5,741	9,100
Depreciation / amortisation	2,468	6,709	12,583	19,407
Income	-	-	340	(2,321)
EBITDA	(2,366)	(425)	(20,503)	45
Restructuring and transaction related fees	291	1,526	1,409	2,925
Foreign exchange gain	299	144	293	(1,259)
Share based payment charge	(1,181)	920	2,413	2,809
Impairment of intangible assets	288	-	514	-
Impairment of PPE	438	-	22,450	-
Loss on disposal of fixed assets	-	-	429	-
Gain on sale of investment	-	-	(3,528)	-
Loss on hedging	90	-	487	-
Equity accounted loss from associate	-	259	-	717
Adjusted EBITDA	(2,141)	2,424	3,964	5,237

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 74930989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 November, 2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer